

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 17, 2018

<u>Via E-Mail</u>
Donal L. Mulligan
Executive Vice President and Chief Financial Officer
General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, MN 55426

> **Re: General Mills, Inc.**
> **Form 10-K for the Fiscal Year Ended May 27, 2018**
> **Filed June 29, 2018**
> **File No. 1-00185**

Dear Mr. Mulligan:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. In your letter to us dated October 8, 2015, you discussed contacts with Syria. Your website's Middle East and Africa section states that you sell your products in Syria. Your Form 10-K does not provide disclosure about Syria. As you know, Syria is designated by the State Department as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria since your 2015 letter, including with Syria's government, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements, including through your Cereal Partners Worldwide Joint Venture with Nestle SA. Please also discuss the materiality of any contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the

       approximate dollar amounts of any revenues, assets and liabilities associated with Syria for the last three fiscal years and the subsequent interim period.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: John Reynolds
       Assistant Director